Exhibit 99.1
eLong Reports Second Quarter 2011 Unaudited Financial Results
Quarterly room nights exceed 2 million for the first time in eLong’s history
BEIJING, Aug 8, 2011 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2011.
Highlights — Second Quarter 2011
•	Online hotel bookings in the second quarter were approximately 55% of total hotel bookings, exceeding call center hotel bookings for the first time in eLong’s history.

•	Net revenues for the second quarter increased 17% to RMB139.1 million (US$21.5 million), compared to RMB118.9 million (US$17.5 million) in the second quarter of 2010.

•	Hotel room nights booked through eLong in the second quarter increased 43% to 2.2 million room nights compared to 1.5 million in the prior year period.

•
Domestic hotel coverage network expanded 72% to over 21,000 domestic hotels as of June 30, 2011, compared to 12,200 as of June 30, 2010. In addition, eLong offers almost 140,000 international hotels through a direct connection to Expedia.

•
In July, launched first initiatives with Tencent. Integrated eLong hotel inventory on go.qq.com and eLong group buy hotel inventory on tuan.qq.com. Began cooperation on travel content with trip.elong.com.

“eLong’s online hotel bookings in Q2 were over 50% of our total hotel bookings the first time ever. This milestone is the result of our focused online strategy and the appealing breadth and competitive prices of our over 21,000 hotels, the largest directly bookable hotel network in China. It also demonstrates customers’ continuing transition to online booking as the preferred hotel booking method in China,” said Guangfu Cui, Chief Executive Officer of eLong.
Business Results
Revenues
Total revenues by product for the second quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		%		%	Y/Y
	Q2 2011	Total	Q2 2010	Total	Growth
Hotel reservations	104.6	70%	85.6	68%	22%
Air ticketing	32.2	22%	30.5	24%	6%
Other	11.7	8%	10.3	8%	13%

Total revenues	148.5	100%	126.4	100%	17%

Hotel Reservations
Hotel commission revenue increased 22% for the second quarter of 2011 compared to the prior year quarter, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the second quarter increased 43% year-on-year to 2.2 million. Commission per room night decreased 15% year-on-year, primarily due to lower year-on-year average daily rates compared to the higher rates during the 2010 Shanghai World Expo, the rapid growth of lower average daily rate budget hotels and the increase in the number of consumers using our coupon promotion. Hotel commission revenue grew to 70% of total revenues from 68% in the prior year quarter.

Air Ticketing
Air ticketing commission revenue increased 6% for the second quarter of 2011 compared to the prior year quarter, driven by a 10% increase in commission per segment, partially offset by a 4% decrease in air segments to 568,000. Commission per segment increased due to a mix shift to international tickets and a 7% increase in average ticket price.
Other
Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 13% year-on-year for the second quarter of 2011, mainly driven by increased advertising and travel insurance revenues. Other revenue is 8% of total revenues, consistent with the prior year quarter.
Profitability
Gross margin in the second quarter of 2011 was 74%, compared to 72% in the second quarter 2010, mainly due to the faster rate of growth of our higher margin hotel business as compared to our air business, an increased proportion of online bookings and improved air commission per segment.
Operating expenses for the second quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		% of Net		% of Net	Y/Y
	Q2 2011	Revenue	Q2 2010	Revenue	Growth
Service development	22.7	16%	18.9	16%	20%
Sales and marketing	54.9	40%	38.6	33%	42%
General and administrative	12.8	9%	11.9	10%	7%
Amortization of intangible assets	0.1	—	0.2	—	N/M

Charges related to property and equipment	0.1	—	—	—	N/M

Total operating expenses	90.6	65%	69.6	59%	30%

Total operating expenses increased 30% for the second quarter of 2011 compared to the second quarter of 2010. Total operating expenses increased to 65% of net revenues in the second quarter of 2011 from 59% in the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development, as well as our supplier relations function. Service development expense increased 20% compared to the prior year quarter, mainly driven by higher employee compensation and increased headcount. Service development expense was 16% of net revenues, consistent with the same quarter of 2010.
Sales and marketing expenses for the second quarter of 2011 increased 42% over the prior year quarter, mainly driven by increased search engine and other online marketing expenses and hotel commission payments to third-party online affiliates and distribution partners. Sales and marketing expense increased to 40% of net revenues in the second quarter of 2011 from 33% in the same quarter of the prior year.
General and administrative expenses for the second quarter of 2011 increased 7% compared to the prior year quarter, mainly driven by higher share-based compensation charges. General and administrative expenses decreased to 9% of net revenues in the second quarter of 2011 from 10% in the prior year quarter.

Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other expenses were RMB3.2 million in the second quarter of 2011 compared to other expense of RMB2.9 million in the second quarter of 2010, driven primarily by an increase in foreign exchange loss, which was partially offset by increased interest income. Due to the appreciation of the Renminbi against the US dollar and the additional US$125.6 million in proceeds from the issuance and sale of shares to Tencent and Expedia on May 16, 2011, foreign exchange losses on our cash and cash equivalents and short-term investments increased to RMB8.1 million in the second quarter of 2011, from RMB3.9 million in the second quarter of 2010. Interest income in the second quarter of 2011 increased to RMB5.3 million, compared to RMB1.2 million in the second quarter of 2010, due to higher interest yield from higher interest rates and longer duration deposits.
As of June 30, 2011, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,829 million (US$283 million), of which 41% was held in Renminbi and 59% was held in US dollars, compared to the total cash and cash equivalents, short-term investments and restricted cash of RMB1,019 million (US$150 million), of which 27% was held in Renminbi and 73% held in US dollars as of June 30, 2010. In July 2011, eLong converted US$127 million from US dollars to Renminbi to lessen potential future foreign exchange loss in the event of additional appreciation of the Renminbi against the US dollar.
Net income for the second quarter of 2011 was RMB7.1 million, compared to net income of RMB9.4 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the second quarter of 2011 were RMB0.26 (US$0.04) and RMB0.24 (US$0.04) respectively, compared to net income per ADS and diluted net income per ADS for the prior year quarter of RMB0.40 (US$0.06) and RMB0.36 (US$0.05) respectively. Due to the issuance and sale of shares on May 16, 2011, eLong’s outstanding ordinary shares increased to 67.6 million as of June 30, 2011.
Business Outlook
eLong currently expects net revenues for the third quarter of 2011 to be within the range of RMB152 million to RMB165 million, equal to an increase of 10% to 20% compared to the third quarter of 2010.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crises, slowdown in the PRC economy, damage to or interruption of our systems or service due to accidents, natural disasters or man-made causes, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s strategic investment in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our variable-interest operation entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the US Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.
Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.
Conference Call
eLong will host a conference call to discuss its second quarter 2011 unaudited financial results on August 9, 2011 at 8:00 am Beijing time (August 8, 2011, 8:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone and Android applications and m.eLong.com) and 24-hour call center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of more than 21,000 hotels in China and almost 140,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including www.elong.com, www.elong.net and www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	85,606	90,634	104,569	16,178	154,773	195,203	30,201
Air ticketing	30,515	30,159	32,252	4,990	59,945	62,411	9,656
Other	10,311	12,374	11,654	1,803	19,226	24,028	3,717

Total revenues	126,432	133,167	148,475	22,971	233,944	281,642	43,574
Business tax and surcharges	(7,529)	(8,634)	(9,330)	(1,443)	(13,937)	(17,964)	(2,779)

Net revenues	118,903	124,533	139,145	21,528	220,007	263,678	40,795
Cost of services	(33,186)	(34,024)	(36,072)	(5,581)	(65,013)	(70,096)	(10,845)

Gross profit	85,717	90,509	103,073	15,947	154,994	193,582	29,950

Operating expenses:
Service development	(18,854)	(20,541)	(22,706)	(3,513)	(37,013)	(43,247)	(6,691)
Sales and marketing	(38,616)	(43,637)	(54,868)	(8,489)	(72,146)	(98,503)	(15,240)
General and administrative	(11,864)	(12,968)	(12,737)	(1,971)	(23,010)	(25,705)	(3,977)
Amortization of intangible assets	(237)	(137)	(137)	(21)	(422)	(274)	(42)
Charges related to property and equipment	—	—	(141)	(22)	—	(141)	(22)

Total operating expenses	(69,571)	(77,283)	(90,589)	(14,016)	(132,591)	(167,870)	(25,972)

Income from operations	16,146	13,226	12,484	1,931	22,403	25,712	3,978

Other income/(expenses):
Interest income	1,248	4,591	5,304	821	2,315	9,895	1,531
Foreign exchange losses	(3,942)	(3,131)	(8,135)	(1,259)	(4,162)	(11,266)	(1,743)
Other	(163)	(4,176)	(341)	(53)	747	(4,517)	(699)

Total other expense, net	(2,857)	(2,716)	(3,172)	(491)	(1,100)	(5,888)	(911)

Income before income tax expense	13,289	10,510	9,312	1,440	21,303	19,824	3,067
Income tax expense	(3,934)	(2,786)	(2,250)	(348)	(6,013)	(5,036)	(779)
Equity in net income/(loss) of affiliate	—	(16)	57	9	—	41	6

Net income	9,355	7,710	7,119	1,101	15,290	14,829	2,294

Net income per share	0.20	0.16	0.13	0.02	0.32	0.28	0.04
Diluted net income per share	0.18	0.15	0.12	0.02	0.30	0.27	0.04

Net income per ADS(2)(3)	0.40	0.32	0.26	0.04	0.64	0.56	0.08
Diluted net income per ADS(2)(3)	0.36	0.30	0.24	0.04	0.60	0.54	0.08

Shares used in computing net income per share(4):
Basic	47,919	49,384	55,929	55,929	47,655	52,675	52,675
Diluted	51,013	52,105	57,920	57,920	50,899	54,969	54,969

Share-based compensation charges included in:	4,549	4,781	5,637	872	8,679	10,418	1,612
Cost of services	336	260	432	67	639	691	107
Service development	1,601	1,424	1,851	286	3,071	3,275	507
Sales and marketing	976	719	845	131	1,801	1,564	242
General and administrative	1,636	2,378	2,509	388	3,168	4,888	756

Note 1:
The conversions of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4635 on June 30, 2011 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2:	1 ADS = 2 shares.

Note 3:	Non-GAAP financial measures

Note 4:
In accordance with ASC 260, Earnings Per Shares, the number of basic shares is based on the weighted average number of ordinary shares outstanding during the period, and the number of diluted shares is based on the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options and the settlement of performance units. eLong, Inc. outstanding ordinary shares were 67.6 million as of June 30, 2011.

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2010	Jun. 30, 2011	Jun. 30, 2011
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	381,426	1,076,826	166,601
Short-term investments	580,005	691,147	106,931
Restricted cash	60,600	61,400	9,499
Accounts receivable, net	58,891	80,961	12,526
Amounts due from related parties	1,240	6,390	989
Prepaid expenses	11,429	23,659	3,660
Other current assets	24,210	31,222	4,831

Total current assets	1,117,801	1,971,605	305,037
Property and equipment, net	41,896	40,927	6,332
Investment in equity affiliate	12,680	16,221	2,510
Goodwill	61,061	61,061	9,447
Intangible assets, net	5,855	5,582	864
Other non-current assets	29,904	30,231	4,676

Total assets	1,269,197	2,125,627	328,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,364	64,417	9,966
Income taxes payable	5,002	4,658	721
Amounts due to related parties	1,872	4,387	679
Deferred revenue	14,478	15,089	2,334
Accrued expenses and other current liabilities	97,183	86,808	13,430

Total current liabilities	172,899	175,359	27,130
Other liabilities	1,430	2,430	376

Total liabilities	174,329	177,789	27,506

Shareholders’ equity
Ordinary shares	1,991	2,827	438
High-vote ordinary shares	2,363	2,691	416
Treasury stock	(96,153)	(83,381)	(12,900)
Additional paid-in capital	1,352,427	2,182,415	337,652
Accumulated deficit	(165,760)	(156,714)	(24,246)

Total shareholders’ equity	1,094,868	1,947,838	301,360

Total liabilities and shareholders’ equity	1,269,197	2,125,627	328,866

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058

Hotel Reservations
Room Nights	1,206	1,549	1,898	1,725	6,378	1,700	2,217
Room Night Y/Y	32%	58%	60%	39%	49%	41%	43%
Average Daily Rate Y/Y	(2%)	5%	7%	4%	4%	(1%)	(9%)
Commission/Room Night Y/Y	(7%)	(9%)	(9%)	(10%)	(9%)	(7%)	(15%)
Hotel Commissions Y/Y	23%	44%	46%	25%	35%	31%	22%

Air Ticketing
Air Segments	653	591	629	568	2,441	587	568
Air Segments Y/Y	29%	16%	4%	(3%)	11%	(10%)	(4%)
Average Ticket Value Y/Y	8%	25%	21%	16%	17%	11%	7%
Commission/Segment Y/Y	7%	21%	26%	12%	16%	14%	10%
Air Commissions Y/Y	38%	40%	31%	8%	28%	2%	6%
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.
Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.

Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.
eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058
Stock-based compensation charges	(4,130)	(4,549)	(4,467)	(5,398)	(18,544)	(4,781)	(5,637)
Amortization of intangible assets	(185)	(237)	(322)	101	(643)	(137)	(137)
Other	253	163	633	522	1,571	4,176	200

Income from operations	6,257	16,146	12,040	12,628	47,071	13,226	12,484

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.
Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA and Operating Income Before Amortization
(IN THOUSANDS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710	7,119
Interest income	(1,067)	(1,248)	(1,720)	(2,757)	(6,792)	(4,591)	(5,304)
Income tax expense	2,079	3,934	2,614	(1,735)	6,892	2,786	2,250
Depreciation	4,811	4,643	4,929	5,003	19,386	4,987	5,206
Amortization of intangible assets	184	237	322	(101)	642	137	137
Stock-based compensation	4,130	4,549	4,467	5,398	18,544	4,781	5,637
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135
Other	(1,161)	—	—	—	(1,161)	—	141

Adjusted EBITDA	15,130	25,412	21,125	22,406	84,073	18,941	23,321

Depreciation	(4,811)	(4,643)	(4,929)	(5,003)	(19,386)	(4,987)	(5,206)
Other	—	—	—	—	—	14	(57)

OIBA	10,319	20,769	16,196	17,403	64,687	13,968	18,058

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.
Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.
Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income and Adjusted Net Income Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2010 (Unaudited)					2011 (Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710	7,119
Stock-based compensation	4,130	4,549	4,467	5,398	18,544	4,781	5,637
Amortization of intangible assets	184	237	322	(101)	642	137	137
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131	8,135
Other	(915)	129	185	215	(386)	3,432	386

Adjusted net income	9,553	18,212	15,487	22,110	65,362	19,191	21,414

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	50,870	51,013	51,839	52,463	51,655	52,105	57,920
Additional performance units	657	551	415	297	447	316	229

Adjusted weighted average shares outstanding	51,527	51,564	52,254	52,760	52,102	52,421	58,149

Adjusted net income per share	0.19	0.35	0.30	0.42	1.25	0.37	0.37